[KKR FINANCIAL HOLDINGS LLC

555 CALIFORNIA ST., 50TH FLOOR

SAN FRANCISCO, CA 94104]

August 24, 2009

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Howard Efron

Staff Accountant

United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:          KKR Financial Holdings LLC
Form 10-K for the Year Ended December 31, 2008
File No. 1-33437

Dear Ms. van Doorn and Mr. Efron:

We received your letter dated August 12, 2009 with comments on our Form 10-K for the year ended December 31, 2008. Your comments and our responses are set forth below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discontinued Operations, Page 55

Comment:

1.     We note that the agreement with the Noteholders involved the transfer of $3,600 million par amount of RMBS being transferred to the Noteholders in satisfaction of $3,500 million of SLNs, representing a difference of $100 million.  Please reconcile this with the $42 million charge recognized.

Response:

The Company advises the Staff that the $42 million charge arose in conjunction with the March 2008 agreement with holders of the secured liquidity notes to terminate the two asset-backed commercial paper conduits.  As described on page 55 of the Company’s Form 10-K for the year ended December 31, 2008, the Company recorded a $5.5 million charge during the quarter ended March 31, 2008 that reflected the difference between the $42 million payment made and the $36.5 million accrual amount that was recognized as a charge during 2007.  The $36.5 million charge recognized during 2007 was a component of a $243.7 million charge recorded during 2007, which also included a $199.9 million write-off related to the Company’s equity investment in the two asset-backed commercial paper conduits.  As part of its March 2008 agreement with the holders of secured liquidity notes, the Company transferred $3.6 billion par amount of residential mortgage-backed securities (“RMBS”) to such note holders in satisfaction of the full $3.5 billion face amount of secured liquidity notes.  The face amount of these instruments did not represent the carrying value of these instruments and, in fact, the Company wrote off its equity investment in the two asset-backed commercial paper conduits in 2007. The charges recognized during 2007 are summarized on page 44 of Company’s Form 10-K for the year ended December 31, 2007.

Corporate Loans, pages 69 to 71

Comment:

2.     We note your disclosure related to the Registrant’s allowance for loan losses and that the ongoing global economic slowdown during 2008 was a significant factor in the determination of the allowance for loan losses at December 31, 2008.  We note that the allocated component of the allowance of $320 million relates to loans by eleven issuers with an amortized cost of $715 million, reflecting a loss ratio of 45%.  We note that the unallocated balance of $160 million at December 31, 2008 represents approximately 2% of the carrying value of the corporate loans.  Please clarify the factors that you considered in the determination that an unallocated reserve at this level was adequate.  Your response should include how the recent trends in the economy impacted your analysis of the present value of future cash flows from loans.  Please discuss any significant changes you have made to assumptions related to estimating collections on loans, the valuation of collateral and loss severity ratios.  In addition, we note that the unallocated portion of the loan allowance was $44 million as of June 30, 2009 representing a reduction of $116 million from the balance as of December 31, 2008.  Please clarify the reasons for the substantial reduction in the unallocated amount.

Response:

The Company advises the Staff that its allowance for loan losses pertains to its portfolio of investments in corporate loans as the Company’s residual mortgage loans are carried at fair value.  The Company’s investments in corporate loans, also commonly referred to as leveraged loans or syndicated bank loans, primarily consist of investments in senior secured loans. The Company acquires interests in corporate loans through purchase of assignment or participation interests in both the primary and secondary markets. Senior secured loans are senior in the capital structure of the firms that issue such loans and, as a result, generally have a low loss profile.  The Company’s corporate loan portfolio consists of loans issued by fewer than 200 issuers with 25 issuers representing more than half of the Company’s total corporate loan portfolio on both an amortized cost and fair value basis. Accordingly, the Company evaluates its loan portfolio on a loan by loan basis when estimating its allowance for loan losses, which reflect the Company’s estimate of losses inherent, but not realized, in the Company’s loan portfolio as of the reporting date.

Recent trends in the economy negatively impacted both the liquidity and enterprise value of several of the issuers of corporate loans in the Company’s investment portfolio.  Accordingly, the Company considers the current economic environment when it develops assumptions regarding estimated default and loss severity rates for estimating the unallocated component of its allowance for loan losses. The Company’s methodology for estimating the unallocated component of its allowance for loan losses consists of applying varying levels of default and loss severity ratio assumptions to its loan portfolio watch list, which consists of loans where the Company has either moderate or heightened concern regarding the likelihood that a loan will default. The Company segregates its watch list into both moderate and heightened concern categories and further segregates the watch list by whether the loan reflects moderate or higher loss severity characteristics based on both the respective issuer and the seniority of the loan in the issuer’s capital structure.  The default and loss severity assumptions used by the Company reflect historical default and loss rates experienced by the leveraged loan asset class as published by the S&P/LSTA Loan Index, the Company’s own estimate of ranges of outcomes on the performance of its portfolio based on its composition and estimated market values of the loans based on observed trading activity in the secondary market, and consideration of the current economic environment in which the issuers of the loans that the Company invests in are operating. In order to provide the Staff with context of the historical performance of the leveraged loan asset class, the rolling 12-month S&P/LSTA default rate for leveraged loans reached a historic high of 9.4% as of the end of July 2009.  Historical recovery rates calculated on a present value basis have averaged between 70 to 80% of par value over the past 20 years and were as high as over 90% of par value during 2006. As previously described, the comparatively lower loss risk profile of leveraged loans is due to the nature of these loans being senior in the capital structure, which generally means that equity holders and subordinate debt holders, generally consisting of bond holders, experience complete losses before senior secured leveraged loans experience any loss. Accordingly, defaults often positively impact the secondary market trading value of leveraged loans as time to repayment is greatly shortened and historically the majority of leveraged loans that have defaulted have incurred no losses.

The unallocated component of the Company’s allowance for loan losses of $160 million as of December 31, 2008 reflects the methodology described above, which consisted of applying estimated default rates ranging from 5-20% and recovery rates ranging from 50-80% to loans that the Company had included in its watch list. The watch list loans that the Company considers when evaluating the unallocated component of its allowance for loan losses are segregated for purposes of this estimation process from loans for which the allocated component of the Company’s allowance for loan losses relates.  There were no significant changes to the Company’s methodology or assumptions used in estimating the unallocated component of its allowance for loan losses as of June 30, 2009 as compared to December 31, 2008.  The reduction in the unallocated component of the allowance for loan losses from $160 million as of December 31, 2008 to $44 million as of June 30, 2009 is primarily attributable to the removal of loans from the Company’s watch list used for estimating the unallocated component of the Company’s allowance for loan losses. Loans were removed from the watch list for one of three reasons as of June 30, 2009: (i) the Company decided to sell the loan and reclassified it to loans held for sale on its balance sheet and recorded it at the lower of cost or market; (ii) improved financial circumstances of the issuer of the loan, which in part is reflective of improved credit market conditions including availability of liquidity during 2009, had sufficiently mitigated risks that the Company believed existed as of December 31, 2008 such that the improved financial condition warranted removal of the loan from the watch list; or (iii) migration of the loan from the watch list used to estimate the unallocated component of the allowance for loan losses to being included in the allocated component of the allowance for loan losses due to observable deterioration of an issuer’s financial situation and/or risk profile of the specific loan.

Contractual Obligations, page 82

Comment:

3.     In future filings, please include interest obligations as well as loan commitments, such as those which have been disclosed on page F-40, within your table of contractual obligations.

Response:

The Company advises the Staff that it will include this information in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-9

Comment:

4.     We note your caption “Net additions to restricted cash and cash equivalents” within the investing activities section of the statement.  Please add an accounting policy footnote in future filings to address how you determine the appropriate classification for this caption within the consolidated statements of cash flows.

Response:

The Company advises the Staff that it will include this information in future filings

Note 2.  Summary of Significant Accounting Policies

Earnings Per Share, page F-20

Comment:

5.     We note your disclosure indicates that as a result of the $270 million common shares rights offering, prior period weighted-average number of shares and earnings per share outstanding have been adjusted to reflect the issuance at less than fair value.  Please tell us your basis in GAAP for this accounting treatment as well as clarify for us how you have accounted for the “bonus element” of the rights offering.

Response:

On August 21, 2007, the Company announced a rights offering of its common shares with a subscription price of $14.40 per common share, which was the closing price of the Company’s common shares on August 17, 2007. The rights offering expired on September 19, 2007. The closing price on September 19, 2007 was $16.70 per common share and such price represents the fair value per common share immediately prior to the exercise of the rights. In accordance with paragraphs 55 and 56 of Statement of Financial Accounting Standards No. 128, Earnings per Share, a rights issue whose exercise price at issuance is less than the fair value of the stock contains a bonus element that is somewhat similar to a stock dividend. If a rights issue contains a bonus element and the rights issue is offered to all existing stockholders, basic and diluted earnings per share shall be adjusted retroactively for the bonus element for all periods presented. The revised presentation of shares was calculated by taking the basic and diluted earnings per share for all periods prior to the rights issue multiplied by the following factor: (fair value per share immediately prior to the exercise of the rights)/(theoretical ex-rights fair value per share). Theoretical ex-rights fair value per share was computed by adding the aggregate fair value of the shares immediately prior to the exercise of the rights to the proceeds expected from the exercise of the rights and dividing by the number of shares outstanding after the exercise of the rights.

Note 8.  Residential Mortgage Loans, pages F-28 to F-30

Comment:

6.     We note that you have elected the fair value option under SFAS 159 to account for your residential mortgage loans.  In future filings, disclose management’s reasons for electing the fair value option for these loans.  Refer to paragraph 18a of SFAS 159.  Additionally, provide Schedule IV — Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X.

Response:

The Company advises the Staff that it will disclose management’s reasons for electing the fair value option for residential mortgage loans in future filings.  The Company further advises the Staff that it will include the information required by Schedule IV — Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X in future filings by either providing that schedule or by including the information in the notes to the Company’s financial statements.

Note 11.  Derivative Financial Instruments

Free-Standing Derivatives, page F-37

Comment:

7.     Please clarify to us how you have met the disclosure requirements of paragraphs 5 of FASB Staff Position No. FAS 133-1.  Additionally in future filings, in order to improve the transparency of your disclosure, revise the description of the titles credit default swaps — long and credit default swaps — short to credit default swaps — purchased protection and credit default swaps — protection sold and revise any amounts accordingly.  Also, within the two categories of credit protection sold and purchased, please separately quantify the extent to which the derivative activity was for the purpose of providing default risk protection to offset credit exposure related to your loan portfolio versus creating new credit exposure for your own trading purposes.  In addition, expand the disclosure to identify the nature of the exposure under these contracts, discuss the overall strategies employed in your credit derivatives portfolio and, discuss any changes in those strategies during the periods presented.  Finally, quantify the gross realized gains and losses from your credit derivative activity.

Response:

The Company advises the Staff that the Company is not a seller of credit derivatives. The Company purchases credit derivatives through dealers in such products so that the Company is able to obtain long or short exposure to the credit risk of fixed income instruments.

The Company also advises the Staff that it will include the additional disclosures recommended by the Staff above in its future filings.

Note 18.  Fair Value of Financial Instruments, pages F48 to F-51

Comment:

8.     Please tell us why residential mortgage loans were determined by valuation techniques considered to be level 2 in the fair value hierarchy as of December 31, 2007 whereas the valuation techniques were considered to be level 3 in the fair value hierarchy as of December 31, 2008.  In your response, please specifically address if there were changes to the observability of significant inputs.

Response:

The Company advises the Staff that as of December 31, 2007, the fair values of its residential mortgage loans were determined by level 2 inputs consisting of both quotes obtained from third-party brokers that provided such quotes based on observable trading levels of similar assets and prices obtained from third party pricing services.  The Company had determined that the inputs used met the definition of being level 2 inputs as they were reflective of trading activity of financial instruments with similar characteristics (yield, prepayment speeds, credit risk, etc.). Due in large part to the dislocation in the residential mortgage market the Company was no longer able to obtain broker quotes that were indicative of current market trading levels due to widespread lack of observable trading activity of residential mortgages in the secondary market. Accordingly, the Company valued its residential mortgage loans using level 3 inputs as of December 31, 2008.

Form 10Q for the quarterly period ended June 30, 2009

Note 6.  Corporate Loans and Allowance for Loan Losses, page 18

Comment:

9.     We note from your disclosures that corporate loans on non-accrual status increased to $704 million as of June 30, 2009 from $358 million as of December 31, 2008 and that the number of corporate loan investments that were in default increased to nine as of June 30, 2009 from three as of December 31, 2008.  Please clarify how these factors were considered in the determination that the allocated component of the allowance for loan losses as of June 30, 2009 was adequate.

Response:

The Company advises the Staff that all corporate loans on non-accrual status are either included in the loans that the Company has included in its determination of the allocated component of its allowance for loan losses or identified as loans held for sale as of June 30, 2009.  Similarly, all but two of the nine issuers that were in default as of June 30, 2009 were included in the Company’s determination of the allocated component of its allowance for loan losses as of June 30, 2009.  The allocated component of the allowance for loan losses relates to specific loans where the Company has determined that an inherent loss exists such that it will not recover some or all of its investment in the loan amount.  Loans that are in default and loans on non-accrual status are generally considered by the Company to reflect characteristics that would indicate that a loss is inherent in the loan investment.  The two issuers that were in default as of June 30, 2009 and not included in the population of loans for which the Company’s allocated component of its allowance for loan losses relates were both issuers in which the Company’s investment consisted of senior secured leveraged loans where the Company had determined it still expected to receive the cost amount of its investment in these loans.

We acknowledge that:

•   Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (415) 315-3704.  Facsimile transmissions may be sent to me at (415) 391-3077.

Very truly yours,

KKR FINANCIAL HOLDINGS LLC

/s/ JEFFREY B. VAN HORN
By: Jeffrey B. Van Horn